White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

Partial Drill Results at Slaven Canyon Project, Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR) January 16, 2006

White Knight Resources Ltd. (the “Company”) announces partial results from core hole SL-25 at its 100% owned Slaven Canyon Project, Nevada. Hole SL-25 was drilled in the Resource 1 area as a test of the nature and grade of gold mineralization and as a deep stratigraphic test. The hole was drilled to a depth of 942 metres (3088 ft). The Company has received gold assays and check assays from the first 153 metres (500 ft) of the hole. Significant gold intervals, including 15.3 metres grading 3.15 g/t (0.092 opt) gold with 1.5 metres (5 ft) grading 13.00 g/t (0.380 opt) gold, are reported in the following table.

SL-25: Anomalous Gold Assay Results
From (metres)	To (metres)	Intercept* (metres)	Intercept* (feet)	Au (g/t)	Au (opt)
12.2	15.2	3.0	10	1.160	0.034
21.4	25.9	4.5	15	0.341	0.010
25.9 incl. 32.0	41.2 33.5	15.3 1.5	50 5	3.150 13.000	0.092 0.380

* True widths are unknown

Gold mineralization is hosted within brecciated chert and argillite of the Slaven Chert. There is no visible veining in the core. The core confirms the disseminated nature of gold mineralization, consistent with mineralization hosted in Upper-plate rocks in Carlin-type gold systems. Hole SL-25 was drilled about 40 metres (130 ft) from a previous reverse-circulation drill hole which intersected similar grades over a shorter interval: 10.7 metres (35 ft) grading 3.28 g/t [0.096 opt] gold.

Due to assay lab back-log, the Company is awaiting assays from the lowermost part of the hole and check assays from lower intervals in the hole. These results will be reported when they become available.

News Release
dated January 16, 2006

The Slaven Canyon project is located about 20 kilometres (12 miles) north of the 23 million ounce Pipeline gold mine, which is owned by the Cortez Joint Venture. The Company controls a 13 kilometre (eight-mile) long segment of the northern projection of the Pipeline fault zone, which is the main controlling structure at the Pipeline-South Pipeline deposits.

Three drill rigs are currently turning on the Company’s properties: one at Indian Ranch, one at Cottonwood, and a core rig at McClusky Pass.

Quality Control

Core was photographed and logged on the project site by contract geologists under the supervision of White Knight’s project manager. Core was split by a contract geo-technician in Eureka, NV. Split core was bagged, sealed and shipped directly to American Assay Laboratories in Elko, Nevada for sample preparation, then to Sparks, Nevada for analysis. Coarse rejects of mineralized samples were analyzed by ALS Chemex in Sparks, NV. All samples were analyzed for gold and silver by fire-assay technique.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors,

“John M. Leask”

John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.